UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2018

ELIO MOTORS, INC.
(Exact name of registrant as specified in its charter)

Delaware	27-1288581
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(Address, including zip code of principal executive office)

(602) 424-7472
Registrant’s telephone number, including area code

Common Stock, par value $0.01 per share
(Title of each class of securities issued pursuant to Regulation A)

Note Regarding Forward-Looking Statements

This Semiannual Report on Form 1-SA includes “forward-looking statements.” To the extent that the information presented in this Form 1-SA discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “should,” “may,” “intends,” “anticipates,” “believes,” “estimates,” “projects,” “forecasts,” “expects,” “plans” and “proposes.” Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” section and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in this Semiannual Report on Form 1-SA. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives. These forward-looking statements speak only as of the date of this Semiannual Report on Form 1-SA and are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following:

•	overall strength and stability of general economic conditions and of the automotive industry more specifically, both in the United States and globally;
•	changes in consumer demand for, and acceptance of, our products;
•	changes in the competitive environment, including adoption of technologies and products that compete with our products;
•	industry cycles and trends;
•	changes in the price of oil and electricity;
•	changes in laws or regulations governing our business and operations;
•	demographic trends;
•	dependence on key personnel for current and future performance;
•	risks and uncertainties related to our significant indebtedness;
•	our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to our Company;
•	availability of adequate financing on acceptable terms to our customers and suppliers to enable them to enter into or continue their business relationships with us;
•	covenants in the agreements that govern our indebtedness that may limit our ability to take advantage of certain future business opportunities;
•	our ability to design, produce and market future vehicle models;
•	the number of reservations and cancellations for the Elio, and our ability to deliver on those reservations;
•	our ability to utilize net operating loss carryforwards to reduce our future tax liability;
•	failures or security breaches of our information systems;
•	risks relating to the incurrence of legal liability;
•	our ability to realize production efficiencies and to achieve reductions in costs;
•	our ability to maintain quality control over our vehicles and avoid material vehicle recalls;
•	our ability to manage the distribution channels for our products, including our ability to successfully implement our direct to consumer distribution strategy;
•	costs and risks associated with litigation;

•	changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;
•	interest rates and the credit markets; and
•	other risks described from time to time in periodic and current reports that we file with the Securities and Exchange Commission (“Commission”).

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this Semiannual Report on Form 1-SA, including in the sections of this Semiannual Report on Form 1-SA entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may emerge from time to time. Moreover, because we operate in a very competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. The forward-looking statements are also subject to the risks and uncertainties specific to our Company, including but not limited to the fact that we have limited operating history, have not yet begun producing or delivering our first vehicle, have no current revenue, and have limited number of management and other staff. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Semiannual Report on Form 1-SA may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. This Semiannual Report on Form 1-SA contains estimates and statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information, and you are cautioned not to give undue weight to such estimates. Although we believe the publications are reliable, we have not independently verified their data. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. You should read this Semiannual Report on Form 1-SA and the documents that we reference in this Semiannual Report on Form 1-SA and have filed as exhibits to this Semiannual Report on Form 1-SA with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. Should one or more of the risks or uncertainties described in this Semiannual Report on Form 1-SA occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this Semiannual Report on Form 1-SA are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Semiannual Report on Form 1-SA.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operation

You should read the following discussion and analysis of our financial condition and operating results together with our financial statements and related notes included elsewhere in this Semiannual Report on Form 1-SA. This discussion and analysis and other parts of this Semiannual Report on Form 1-SA contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this Semiannual Report on Form 1-SA.

Since our incorporation in October 2009, we have been engaged primarily in design and development of the Elio and obtained loans, investments and reservations to fund that development. We are considered to be a development stage company, since we devote substantially all of our efforts to the establishment of our business and planned principal operations have not commenced. We completed the initial design for the Elio as well as our business model in December 2012. In 2013, we began accepting reservations for the Elio, purchased manufacturing equipment, built two prototypes and secured a manufacturing facility. During 2014, we sourced suppliers and services providers, built two prototypes and applied for the ATVM loan (described below). In 2015, we built an additional prototype, engaged in a convertible subordinated note offering, and filed an offering statement with the SEC under Regulation A, which was approved on November 20, 2015 and closed February 16, 2016 after successfully raising $15,819,993, net of offering costs. During 2016, we continued engineering design and development, created the initial bill of materials, built three engineering prototypes, obtained partial release of reservation deposits from a credit card processing company and pursued additional equity funding. The primary focus for 2017 and 2018 was raising additional funding through debt and equity offerings.

Cash investment has totaled $41,282,802, net of related expenses, from incorporation through June 30, 2018 and loans have totaled $38,419,640 from incorporation through June 30, 2018. We have also obtained reservation deposits from persons desiring to reserve an Elio totaling $28,085,850 through June 30, 2018.

While we have raised significant amounts of funding since the inception of our company, designing and launching the production of a vehicle is highly capital-intensive. We have encountered delays with respect to our development schedule in the past, primarily due to delays in funding. These funding delays also resulted in our having to obtain extensions from our lenders and lessor. Fortunately, the lenders and lessor, which are most critical to our future success, have been cooperative.

As described in this report, we are continuing to make progress with respect to the Elio’s development, despite the lack of sufficient cash, due to (1) public support and acceptance of the Elio, as evidenced by the successful crowdfunded Regulation A offering and reservation deposits, and (2) the commitment of persons closely connected to our company, such as Stuart Lichter. During the 2017 and 2018, Mr. Lichter converted $10.5 million of loans and accrued interest into shares of Common Stock, invested an additional $1,250,000 through the private placement of the Company’s Common Stock, and extended the maturity dates of other loans to December 2018 and January 2019. He also controls CH Capital Lending and Shreveport Business Park, which have extended and/or deferred payment terms and waived fees.

On May 31, 2017, we amended our agreement with Racer Trust pursuant to which our commitment to create 1,500 jobs by July 1, 2017 has been extended to September 1, 2019. This commitment carries a penalty of $5,000 for each full-time, permanent direct job that falls below the 1,500 target. At December 31, 2016, the Company recorded an accrued liability of $7,500,000, and the expense is included in general and administrative expenses in the Statement of Operations. On May 31, 2017, the Company entered into a third amendment and extended the deadline of this agreement to September 1, 2019. At that time, the Company has reclassified the estimate as an other long-term liability. The Company will continue to monitor the jobs creation agreement.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until late in 2019.

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017. Operating expenses for the six months ended June 30, 2018 decreased by 24% over the comparable 2017 period.

Engineering, research and development costs decreased $551 thousand or 47%. This decrease was primarily the result of an approximately $650 thousand decrease in engineering, design and development due to focusing efforts on raising additional capital.

General and administrative expenses decreased $25 thousand or 2%, primarily resulting from: (1) a $123 thousand decrease in consulting and professional fees; (2) a $40 thousand decrease in payroll and related expenses; and offset by a $140 thousand increase in property taxes and common area maintenance charges related to the Shreveport facility.

Sales and marketing expenses decreased $326 thousand or 37% as a result of: (1) $170 thousand decrease in advertising, social media and press releases; (2) a $30 thousand decrease in credit card fees; and (3) an approximately $98 thousand decrease in professional and operating expenses.

Other income decreased $6.8 million as a result of the reversal of the jobs creation fee that was reversed on May 31, 2017 as a result of an extension granted until September 1, 2019. At the time the extension was granted, management believed the extension allowed for ample timing to raise capital and move closer to the beginning of production. At December 31, 2017, this amount was accrued for again.

Interest expense decreased by 41% during the six months ended June 30, 2018, as compared to the prior year, due to a reduction in interest expense associated with the beneficial conversion feature on the Tier 1 and Tier 2 subordinated convertible notes.

As a result, our net loss for the six months ended June 30, 2018 was $7,190,353 as compared to $4,345,241 for the comparable 2017 period, an increase of 65%. Our accumulated deficit was $171,785,525 as of June 30, 2018.

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016. Operating expenses for the six months ended June 30, 2017 decreased by 80% to approximately $3.76 million, compared to approximately $18.93 million for the comparable 2016 period, primarily as a result of a lack of available funding for the six months ended June 30, 2017.

Engineering, research and development costs decreased approximately $10.5 million, or 90%, to approximately $1.18 million from approximately $11.67 million for the six months ended June 30, 2017. This decrease was primarily the result of: (1) an approximately $9.7 million decrease in engineering, design and development due to a lack of available funding and focusing efforts on fundraising; (2) an approximately $300 thousand decrease in payroll and payroll related expenses due to several employees going on furlough effective January 1, 2017; and (3) an approximately $24 thousand decrease in travel related expenses.

General and administrative expenses decreased approximately $1.9 million, or 53%, to approximately $1.7 million from approximately $3.6 million during the same period in 2016. The decrease was primarily from the result of: (1) an approximately $65 thousand decrease in common area maintenance, insurance and property taxes associated with the terms of the Shreveport capital lease; (2) an approximately $633 thousand decrease in professional service fees as a result of a lack of available funding; and (3) an approximately $820 thousand decrease in payroll and payroll related expenses due to several employees going on furlough effective January 1, 2017.

Sales and marketing expenses decreased approximately $2.8 million, or 76%, to approximately $0.88 million from approximately $3.66 million for the six months ended June 30, 2017 as a result of: (1) an approximately $2.0 million decrease in social media, television and print advertisements; (2) an approximately $456 thousand decrease in tour related expenses; (3) an approximately $90 thousand decrease in labor due to several employees going on furlough effective January 1, 2017; and (4) an approximately $32 thousand decrease in press release fees.

Other income increased $7.5 million as a result of the reversal of the jobs creation fee that was accrued on December 31, 2016. This amount was reversed on May 31, 2017 as a result of an extension granted until September 1, 2019. Management believes the extension allows for ample timing to raise capital and move closer to the beginning of production.

Interest expense increased to approximately $8.56 million, or 121%, during the six months ended June 30, 2017, as compared to approximately $3.87 million for the six months ended June, 2016, due to a $2.6 million increase in accrued interest on the subordinated promissory note to RACER Trust.

As a result, our net loss for the six months ended June 30, 2017 was approximately $4.35 million as compared to approximately $23.32 million for the comparable 2016 period, a decrease of 81%. Our accumulated deficit was approximately $145.49 million as of June 30, 2017.

Liquidity and Capital Resources

As of June 30, 2018, we had cash of $339,712 and a working capital deficit of $54,725,875 as compared to cash of $7,155 and a working capital deficit of $49,674,328 at December 31, 2017. The increase in the working capital deficit was due primarily to an increase in the current portion of interest payable to Racer Trust.

In addition to the agreements made with our lenders to defer cash outlays, we have funded our operations during the six months ended June 30, 2018 primarily through the private placement of common stock.

CH Capital Lending, LLC

On April 27, 2017, we entered an extension agreement with CH Capital Lending, LLC in which CH Capital Lending, LLC has agreed to extend the maturity date of the note to July 31, 2018 with respect to a loan for approximately $4.11 million, secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility. The extension required a payment of $350,000 to the lender by August 1, 2017 and $50,000 per month thereafter. On August 11, 2017 the Company entered into the first amendment to the second loan extension agreement, in which CH Capital extended the due date of the $350,000 payment from August 1, 2017 to November 1, 2017, and $50,000 per month thereafter.

On April 30, 2018 the Company entered into the second amendment to the second loan extension agreement with CH Capital, which extended the due date of the $650,000 due under the first amendment of the second loan extension until July 31, 2018. As of June 30, 2018, as a condition of the foregoing extension, the Company has paid $212,500 to CH Capital, which shall be applied to and reduce the $650,000 owed by the Company to $437,500. The agreement further obligated to Company to pay CH Capital $50,000 per month, no later than the first day of each month. The lender, CH Capital Lending, is an affiliate of Stuart Lichter, one of our directors and significant stockholders.

Stuart Lichter

During 2014, the Company received advances totaling $1,900,500 from a director and significant stockholder of the Company, as evidenced by promissory notes. The notes incur interest at 10% per annum. All accrued interest and unpaid principal is payable upon maturity at January 31, 2019.

Racer Trust

We also have a long-term loan of $23,000,000 from the Racer Trust which was incurred in March 2013 in connection with the purchase of the equipment at the Shreveport facility. This loan was to be repaid in monthly installments of $173,500 beginning on November 1, 2013, with the entire remaining balance due September 1, 2016. We were delinquent on the first payment, which triggered default interest to be charged on the loan at 18% per annum. Payments made in 2014 were applied to this interest. In March 2015, we entered into an amendment to the promissory note which deferred the installment payments until January 1, 2016 and extended the maturity date to July 1, 2017. We were late on the September and October 2016 payments, which triggered default interest to be charged on the loan at 18% per annum. A forbearance agreement was signed with Racer Trust that extended the payments until May 31, 2017, with payments commencing June 1, 2017. Default interest of 18% per annum will continue to accrue as of October 1, 2016. On May 31, 2017, we entered into additional agreements with Racer Trust that further extended the payments until July 31, 2017, with monthly installments resuming on August 1, 2017 and extended the maturity date of the note to July 31, 2018. On July 1, 2017 we entered into a forbearance agreement that extended the payments until September 30, 2017, with payments commencing October 1, 2017. On September 30, 2017, the Company amended the forbearance agreement with Racer Trust extending the payments until January 1, 2018, provided that the Company pay to Racer a $10,000 monthly administrative fee for October 2017, November 2017, and December 2017. On January 1, 2018, the Company further amended the forbearance agreement with Racer Trust. Under the terms of the amendment the Company shall pay Racer Trust on or before July 10, 2018 $3,934,256, which is the sum of the unpaid monthly amounts and late fees due to Racer Trust. On August 1, 2018, the Company entered into an additional amendment to the promissory note, which deferred payment of the note for a period of an additional five months, such that the entire balance of principal and interest shall be due in full on December 31, 2018.

Convertible Subordinated Secured Notes Payable

During 2015, the Company issued $5,000,560 Tier 1 and $341,000 Tier 2 Convertible Subordinated Secured Notes. The notes are due September 30, 2022, and incur interest at 5% per annum. The Tier 1 and Tier 2 notes convert into common shares at a conversion price of $5.98 and $9.65, respectively. The notes contain a repricing provision that was triggered by a private placement of common stock on March 31, 2017 to a director and stockholder of the Company. The conversion rate of the Tier 2 notes were reduced from $9.65 per share of common stock to $5.98 per share of common stock. At June 30, 2018, the Tier 1 and Tier 2 Convertible Subordinated Notes outstanding is $1,571,981 and $71,000, respectively. On April 24, 2018, the repricing provision was triggered again by a private placement of common stock. The conversion rate of the Tier 1 and Tier 2 notes was reduced from $5.98 per share of common stock to $2.75 per share of common stock.

Convertible Unsecured Notes Payable

During 2017, the Company received advances totaling $877,000 from a director and significant stockholder of the Company, as evidenced by Convertible Unsecured Notes. At the time the advances were made, the conversion terms on the Convertible Unsecured Notes were to convert into common stock at a conversion price equal to the lessor of (i) seventy-five percent (75%) of the per share price at which Common Stock is offered by the Company to the public pursuant to the registration statement filed with the Commission on August 3, 2017 or (ii) the average trading price for the Common Stock during the ten (10) trading day period ending one trading day prior to the date of conversion The Convertible Unsecured Notes can be voluntarily converted at any time commencing six months after the original issue date and have a two year maturity date. The Convertible Unsecured Notes incur interest, payable upon maturity at 5% per annum on the principal amount.

In connection with the Company’s private placement with Overstock in April 2018, the Board amended the conversion terms on the Convertible Unsecured Notes. At that time, Stuart Lichter, the holder of a series of Convertible Unsecured Notes originally issued on various dates between August 2017 and April 2018, converted all accrued principal and interest in the amount of approximately $1.7 million into 620,932 shares of the Company’s common stock, at a conversion price of $2.75 per share.

Between July 2016 and March 2017, the Company received advances totaling $6,484,000 from directors and stockholders of the Company. The advances are evidenced by a Convertible Unsecured Note, incurring interest at 5% per annum and maturing September 30, 2022. At the time of issuance, the notes could be converted into common stock at a conversion price of $15.00 and had a repricing provision, which was triggered on March 31, 2017 by the private placement of common stock. The conversion rate was reduced from $15.00 per share of common stock to $5.98 per share of common stock. On April 17, 2017, the Company converted the outstanding principal and accrued interest into 1,111,910 shares of common stock.

Capital Sublease Obligation

We also have a capital sublease obligation with Shreveport Business Park, LLC, an affiliate of Stuart Lichter, one of our directors and significant stockholders. On November 17, 2016, we entered into a second capital sublease amendment, which converted sublease payments, common area maintenance charges, property taxes, insurance, and late fees and interest into 435,036 shares of the Company’s Series C Convertible Preferred Stock and a warrant to purchase 25,000 shares of the Company’s common stock. On January 1, 2017, $2,992,125 in sublease payments, and $598,324 in projected lease charges also converted into 96,380 shares of the Company’s Series D Convertible Preferred Stock. On December 28, 2017, the Company entered into the third amendment with Shreveport Business Park, LLC. Under the third amendment of the leased space shall be reduced by 152,557 square feet effective January 1, 2018. As a result of the reduction in square feet, the base rent shall be $211,205. On April 30, 2018, the Company entered into the fourth amendment with Shreveport Business Park, LLC. The terms of the new agreement deferred the monthly lease and lease related charges beginning January 1, 2018 through July 31, 2018. On May 3, 2018, as a condition of the foregoing amendment, the Company paid $387,811 to Shreveport Business Park. On November 7, 2018, the Company entered into the fifth amendment with Shreveport Business Park, LLC. The terms of the new agreement deferred the monthly lease and lease related charges through December 14, 2018, at which time the Company has agreed to an additional payment of $2,530,656. The agreement stipulates that monthly payments shall begin on January 1, 2019.

Common Stock

In August 2015, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Commission on November 20, 2015. We offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share. On February 16, 2016, we closed the Regulation A offering, after issuing 1,410,048 shares of common stock for proceeds of $15,819,993 net of offering expenses.

During 2016, we issued 63,000 shares of common stock in connection with a private placement for proceeds of $1,071,000. In 2017, we issued 213,211 shares of common stock in connection with a private placement to a director and stockholder for proceeds of $1,275,000. On April 24, 2018, we issued an additional 909,091 shares of common stock in connection with a private placement for proceeds of $2,500,000.

Customer Reservations

Through June 30, 2018, we have $28 million in reservations, an average of $426 thousand per month. Of this amount, $1.11 million was held at June 30, 2018 by credit card processing companies as a percentage of non-refundable reservations.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at June 30, 2018:

		Payments due by Period
	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt	$45,454,471	$42,828,807	$2,625,663	$—	$—
Convertible notes payable	1,884,173	—	—	—	1,884,173
Capital lease obligations	54,633,749	3,525,470	5,068,908	5,106,925	40,932,446
Total	$101,972,393	$46,354,277	$7,694,571	$5,106,925	$42,816,619

Payments due by period included accrued interest through the date that the obligation will be settled.

Plan of Operations

With much of the vehicle engineering completed, our engineering simulations suggest that the important vehicle performance milestones can be achieved. To date, $63.3 million has been invested in vehicle engineering and development, of which $26.3 million was in the form of shares of common stock granted and the assumption of liabilities of Elio Engineering, Inc. dba ESG Engineering. The Reg A+ funds of approximately $16.0 million were used to further design and build initial engineering prototypes. At this point, we currently estimate we need to raise approximately $376.6 million of new investment (of a total budget of $531.2 million) to fund production activities through cashflow positive. This amount is exclusive of (a) $110.5 million which we assume will be obtained through additional reservation deposits, (b) sales margin of $44.1 million which we assume will result from our initial customer deliveries of the Elio. We note that as we are in the prototype build stage of development, the amount that we need to raise may change.

We refined our production plans with suppliers to start commercial production on a 76-week schedule, to commence with funding of at least $33 million to build 18 prototypes. The key timelines are in the chart below:

Vehicle Timing Targets (weeks)

0 wks.
Launch
76 weeks
ED&D
4 wks.
Tooling
Purchasing (E1/S1/V1) 20 wks.
Purchasing (S1/V1) 24 wks.
ECO Body Shop
Manufacturing
72 wks.
ECO A-coat,prime,paint
Manufacturing
52 wks.
ECO General Assy
Manufacturing
42 wks.
ECO Powertrain
Manufacturing
56 wks.
E1-2 Builds (18)
Eng.
9 wks.
Eng. updates
Elio Team
Continuous improvements
E1-2 / S1 Vehicle Testing
Engineering
42 wks.
S1 Vehicle Build (158)
Engineering
18 wks.
S2 Vehicle Build
8 wks.

ECO = Elio Caddo Operations (Shreveport, Louisiana, USA)

1

PROPRIETARY AND CONFIDENTIAL

The anticipated budgets required to achieve the milestones are provided in the table below:

Category	Total (in millions)
Production Tooling	113.2
Production Equipment	166.0
Store Fit-Up	6.4
Other Fixed Assets	5.4
Engineering Design & Development	85.8
Sales & Marketing	35.9
General & Administrative	40.6
Shreveport Marshaling Expense	17.3
Retail Store Expense	14.4
Principal & Interest	15.2
Capital Raising Costs	30.1
Working Capital	0.9
Total Uses	$531.2

Expected other Sources
Reservations	110.5
Sales Margin	44.1
Net Funds Required	$376.6

Several major suppliers have committed to our project and will share in the additional cost of engineering and equipment, as discussed below. If we are unable to obtain or utilize these supplier commitments when needed or on acceptable terms, we may not be able to finance the capital expenditures necessary to complete our engineering, development, tooling, and/or manufacturing activities. Alternatively, we will need to replace this capital from a combination of more traditional sources, such as venture capital, credit facilities, capital leasing of equipment, and the capital markets.

Customer Reservations. Customer reservations have provided significant funding for us in the past and we expect reservations to be a significant source of short-term liquidity in the future. With each progressive step in our development, we have experienced a surge in reservations. In addition, as we achieve subsequent milestones in the development of the Elio, customer confidence increases. Accordingly, we expect to see surges in reservations as the following milestones are achieved and announced: completion of prototypes, testing results, confirmation of mileage, hiring at the manufacturing facility, and, hopefully before production commences, scarcity.

Through June 30, 2018, we have $28 million in reservations, an average of $426 thousand per month. Of this amount, $1.11 million was held at June 30, 2018 by credit card processing companies as a percentage of non-refundable reservations.

Sale of Excess Equipment. We identified equipment in the Shreveport plant that will not be used in production of the Elio and made the equipment available for sale. Through June 30, 2018, sales of excess equipment has yielded approximately $5.8 million, which has been applied to the principal balance on the CH Capital Lending, LLC note. As of June 30, 2018, an additional $875 thousand in equipment was available for sale. We believe that approximately $3 thousand will be sold in 2018 and approximately $872 thousand will be sold in 2019 or beyond. As such, $2,807 has been recorded as current assets held for sale in the June 30, 2018 balance sheet, and the remaining balance is included in net machinery and equipment.

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program. In 2007, the Advanced Technology Vehicles Manufacturing (ATVM) Program was established by Congress to support the production of fuel-efficient, advanced technology vehicles and components in the United States. To date, the program, which is administered by the U.S. Department of Energy’s Loan Programs Office, has made over $8 billion in loans, including loans to Ford ($5.9 billion), Nissan ($1.45 billion) and Tesla ($465 million). This1 loan program provides direct loans to automotive or component manufacturers for re-equipping, expanding, or establishing manufacturing facilities in the United States that produce fuel-efficient advanced technology vehicles (ATVs) or qualifying components, or for engineering integration performed in the U.S. for ATVs or qualifying components. The ATVM loans are made attractive to applicants due to their low interest rates (set at U.S. Treasury rates (approximately 2% to 4%), minimal fees (no application fees or interest rate spread and only a closing fee of 0.1% of loan principal amount), and long loan term life of up to 25 years (set at the assets’ useful life). In order to qualify, auto manufacturers must be able to deliver “light duty vehicles” having 25% greater fuel economy than comparable models produced in 2005 or “ultra-efficient vehicles” that achieve at least 75 miles per gallon. In addition, ATVM borrowers must remain financially viable over the life of the loan without the receipt of additional federal funding associated with the proposed project.

The ATVM application process is comprised of 4 stages:

1.	Application – Part I: Determine basic eligibility
2.	Application – Part II: Confirmatory due diligence
3.	Conditional Commitment: Negotiate term sheet
4.	Loan Guarantee: Negotiate final agreements

Elio Motors has completed the first stage by submitting an application for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production. As of January 15, 2015, the Department of Energy (DOE) has confirmed that the Company has achieved the technical criteria for the loan. Due diligence has been pending upon the confirmation of the Company’s financial backing. The Company has shared its production timing plans with the DOE, including the financing milestones to be achieved to kickoff production tooling in order to meet the Company’s start of production date. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet these funding milestones. The specific terms and conditions of the ATVM loan will be negotiated with each applicant during the conditional commitment stage. If the Company is unable to obtain a loan under the ATVM Program, it will rely on funding through the issuance debt and/or equity securities, and customer reservations.

Going Concern

Our financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated operating revenues since inception and has never paid any dividends. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, and the ability of the Company to obtain necessary equity financing to continue. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

We have experienced recurring net losses from operations, which losses have caused an accumulated deficit of $171,825,278 as of June 30, 2018. In addition, we have a working capital deficit of $54,725,876 as of June 30, 2018. We had net losses of $7,190,353 and $4,345,241 for six months ending June 30, 2018 and 2017, respectively. These factors, among others, raise substantial doubt about our ability to continue as a going concern. If we are unable to continue to obtain financing to meet our working capital requirements, we may have to curtail our business sharply or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis to retain our current financing, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

The ongoing execution of our business plan is expected to result in operating losses over the next twelve months. Management believes it will need to raise capital through loans or stock issuances in order to have enough cash to maintain its operations for the next twelve months. There are no assurances that we will be successful in achieving our goals of obtaining cash through loans, stock issuances, or increasing revenues and reaching profitability.

In view of these conditions, our ability to continue as a going concern is dependent upon our ability to meet our financing requirements, and to ultimately achieve profitable operations. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event we cannot continue as a going concern.

Subsequent Events

Racer Trust

On August 1, 2018, the Company entered into an additional amendment to the promissory note, which deferred payment of the note for a period of an additional five months, such that the entire balance of principal and interest shall be due in full on December 31, 2018.

CH Capital Lending

On November 7, 2018, the Company entered into the third amendment to the second loan extension, which exctended the maturity date of the note until March 15, 2019.

Shreveport Business Park

On November 7, 2018, the Company entered into the fifth amendment to the lease agreement. The terms of the new agreement deferred the monthly lease and lease related charges through December 14, 2018, at which time the Company has agreed to an additional payment of $2,530,656. The agreement stipulates that monthly payments shall begin on January 1, 2019.

ElioCoin Security Token

On September 20, 2018, the Company announced that it has formally launched the pre-sale of the ElioCoin Security Token (the “ElioCoin”). The company currently intends to raise up to $25 million in the private placement, which is limited to certain institutional and accredited investors pursuant to Regulation D of the Securities Act of 1933.

Item 1A.	Risk Factors

Our future operating results could differ materially from the results described in this Semiannual Report on Form 1-SA due to the risks and uncertainties described below. You should consider carefully the following information about risks below in evaluating our business. If any of the following risks actually occur, our business, financial conditions, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock would likely decline.

We cannot assure investors that our assumptions and expectations will prove to be correct. Important factors could cause our actual results to differ materially from those indicated or implied by forward-looking statements. See “Note Regarding Forward-Looking Statements” in this Semiannual Report on Form 1-SA. Factors that could cause or contribute to such differences include those factors discussed below.

There are no material changes to the Company’s risk factors as described in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2017.

Item 2.	Other Information

None.

Item 3.	Financial Statements

ELIO MOTORS, INC.
BALANCE SHEETS

	June 30, 2018 (Unaudited)	December 31, 2017 (Audited)
Assets
Current Assets
Cash	$339,712	$7,155
Restricted cash held in escrow	8,637	3,837
Prepaid expenses	1,320,394	73,237
Assets held for sale	2,807	56,107
Total Current Assets	1,671,550	140,336
Restricted cash held for customer deposits	2,296,248	2,237,898
Machinery and equipment, net	11,969,031	11,975,409
Facility under capital sublease, net	3,367,462	5,233,265
Deferring offering costs	243,564	—
Other assets	609,333	25,000
Total Assets	$20,157,188	$19,611,908
Liabilities and Stockholders’ Deficit
Current Liabilities
Accounts payable and accrued liabilities	$6,691,467	$5,792,957
Refundable customer deposits	1,182,550	1,198,750
Advances due to related party	76,813	76,057
Interest payable, current portion	21,569,741	17,509,996
Notes payable due to related party	5,750,707	4,110,757
Notes payable, net of discount and deferred loan costs	21,126,147	21,126,147
Total Current Liabilities	56,397,425	49,814,664
Nonrefundable customer deposits	26,903,300	26,859,412
Interest payable, net of current portion	3,464,059	3,007,565
Convertible notes payable, net of discount and deferred loan costs	390,412	1,133,947
Notes payable due to related party, net of current portion and discount	—	1,900,500
Capital sublease obligation	4,511,473	6,295,142
Other long-term liabilities	7,500,000	7,500,000
Total Liabilities	99,166,669	96,511,230
Commitments and contingencies (see notes to financial statements)
Stockholders’ Deficit:
Common stock, $.01 par value, 100,000,000 shares authorized, 30,118,597 and 28,539,369 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	301,186	285,394
Preferred stock, $.01 par value, 10,000,000 shares authorized, 531,416 and 531,416 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	5,314	5,314
Additional paid-in capital	92,469,544	87,358,339
Accumulated deficit	(171,785,525)	(164,548,369)
Total Stockholders’ Deficit	(79,009,481)	(76,899,321)
Total Liabilities and Stockholders Deficit	$20,157,188	$19,611,908

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENT OF OPERATIONS
(Unaudited)

	Six Months Ended June 30,
	2018	2017
Costs and Expenses:
Engineering, research and development costs	$632,401	$1,183,676
General and administrative expenses	$1,668,769	1,694,196
Sales and marketing expenses	$557,736	884,156
Total costs and expenses	$2,858,907	3,762,028
Loss From Operations	$(2,858,907)	(3,762,028)

Other income (expense):
Other income	$692,022	7,500,222
Interest expense	$(5,023,468)	(8,558,131)
Gain (loss) on change in fair value of derivative liability	$—	474,696
Total other expenses, net	$(4,331,446)	(583,213)
Net Loss	$(7,190,353)	$(4,345,241)
Basic loss per common share:	$(0.25)	$(0.17)
Weighted-average number of common shares outstanding	29,096,454	26,193,289

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2018	2017
Cash Flows From Operating Activities
Net Loss	$(7,190,353)	$(4,345,241)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	88,511	130,979
Amortization of discount on notes payable	126,645	3,685,368
Amortization of deferred financing costs	31,820	512,148
Accrued interest on capital sublease obligation	1,057,278	1,288,243
(Gain) Loss on change in fair value of derivative liability	—	(474,696)
Stock based compensation	900,403	702,758
Failed offering costs	(243,564)	—
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(1,831,490)	871,446
Accounts payable and accrued liabilities	898,509	(6,952,986)
Interest payable	3,494,671	3,069,224
Net Cash Used in Operating Activities	(2,667,570)	(1,512,757)
Cash Flows From Investing Activities
Proceeds from sale of machinery and equipment, net	53,300	113,708
Net Cash Provided by Investing Activities	53,300	113,708
Cash Flows From Financing Activities
Restricted cash	(63,150)	(120,417)
Customer deposits	27,688	697,420
Issuance of common stock	2,500,000	700,000
Common stock issuance costs	(45,161)	—
Deferred offering costs	—	(89,445)
Proceeds from convertible notes	788,000	514,000
Repayments of advances from related party	(260,550)	(418,271)
Net Cash Provided by Financing Activities	2,946,827	1,283,287
Net Change in Cash	332,557	(115,762)
Cash at Beginning of Year	7,155	120,206
Cash at End of Six Month Period	$339,712	$4,444
Supplemental disclosures of cash flow information
Cash paid during the period for interest	$313,055	$3,147
Supplemental disclosures of non-cash investing and financing activities
Amendment of capital lease resulting in change in lease payments	$1,783,670	$—
Convertible notes payable converted to equity	$1,724,953	$9,205,670
Recognition of dividend upon triggering down round feature in outstanding warrants	$46,804	$—
Conversion of accounts payable and accrued interest to preferred stock under capital lease arrangement		$3,590,449

See accompanying notes to financial statements

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

(OTCQB: ELIO) (the “Company”), was incorporated in the State of Arizona on October 26, 2009, and changed its domicile to the State of Delaware on May 22, 2017. The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering; at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and a targeted base price of $7,450, which excludes options, destination/delivery charges, taxes, title and registration.

Pursuant to the certificate of incorporation, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares, of which 435,036 preferred shares are designated as Series C Convertible Preferred shares (“Series C shares”), and 96,380 preferred shares are designated as Series D Convertible Preferred shares (“Series D shares”). The Company’s common stock and preferred shares have a par value of $0.01 per share. To date no dividends have been declared by the Company.

The Series C shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the stockholder’s election. The Series C shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares. There were 435,036 Series C shares issued and outstanding at June 30, 2018 and December 31, 2017.

The Series D shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series D shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares. The Company’s Series C shares and Series D shares shall rank on par with one another. There were 96,380 Series D shares issued and outstanding at June 30, 2018 and December 31, 2017.

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS

As of June 30, 2018 the Company had a working capital deficiency and a stockholder’s deficit of $54,725,876 and $79,009,481, respectively. During the six months ended June 30, 2018 and 2017, the Company incurred losses of $7,190,353 and $4,345,241, respectively. These conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern within the next twelve months from the filing date of this report.

Through June 30, 2018, the Company has not recorded any revenues for the sale of its vehicle nor does it expect to record revenues of any significant amount prior to commercialization of its vehicle. The Company’s primary source of operating funds since inception has been contributions from stockholders, debt issuance and customer deposits. The Company intends to continue to raise additional capital through debt and equity placement offerings until it consistently achieves positive cash flow from operations after starting production. If the Company is unable to obtain such additional financing on a timely basis or the Company’s debt holders do not agree to convert their notes into equity or extend the maturity dates of their notes, the Company may have to curtail its engineering and development, and sales and marketing efforts, which would have an adverse effect on the Company’s business, financial condition, and results of operations, and ultimately the Company could be forced to discontinue its operations and liquidate.

Once the Company’s planned principal operations commence, its focus will be on the manufacturing and marketing of its vehicles and the continued research and development of new products. The Company may not be profitable even if it succeeds in commercializing its product. The Company expects to make substantial expenditures and to incur additional operating losses for at least the next few years as it continues to develop the vehicle, increase manufacturing capacity for production, and enter into production and marketing collaborations with other companies, if available on commercially reasonable terms, or develop these capabilities internally.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS (continued)

amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates include the valuation of services provided in exchange for common stock, the utilization and realization of machinery and equipment held for production, the valuation of assets held for sale, the fair value of derivative instruments, and the discount on debt for warrants granted in connection with the issuance of promissory notes. Actual results could differ from those estimates.

Financial Instruments

FASB ASC Subtopic 825-10, Financial Instruments, requires disclosure of fair value information about financial instruments. The Company’s financial instruments include cash, accounts payable, other current assets and liabilities, long-term debt and derivative instruments. The fair value of the Company’s cash, accounts payable, other current assets and liabilities approximates their carrying value due to their relatively short maturities. The fair value of the Company’s senior and subordinated debt instruments approximates their carrying value as the interest is tied to or approximates market rates, or is short term in nature. The fair value of the Companies convertible subordinated debt instruments approximates the carrying value as the applicable interest rate has been adjusted to account for the beneficial conversion feature, or is short term in nature. For fair value of derivative instruments refer to Note 6.

Cash

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and periodically evaluates the creditworthiness of the financial institutions and has determined the credit exposure to be negligible.

Restricted Cash

Restricted cash held in escrow as of June 30, 2018, includes $8,637 deposited in escrow accounts with financial institutions for future payment of principal payments on notes payable from the sale of machinery and equipment. As of December 31, 2017, the Company had $3,837 deposited in escrow accounts for future payment of property taxes and principal payments on notes payable from the sale of machinery and equipment.

In addition, the Company has recorded $2,296,248 and $2,237,898 as restricted cash held for customer deposits as of June 30, 2018 and December 31, 2017, respectively. These amounts include amounts held as restricted that relate to refundable customer deposits, as well as amounts held as reserves by credit card processors.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment held for sale is recorded at the lower of cost or fair value less cost to sell. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Property and equipment held for use are depreciated and amortized using the straight-line method over the estimated useful lives of the assets once placed in service.

The estimated useful lives for property and equipment are as follows:

Facility under capital sublease	25 years
Machinery and equipment	3-10 years
Vehicles	3-5 years
Computer equipment and software	2-5 years

Impairment of Long-Lived Assets

In accordance with FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Impairment or Disposal of Long Lived Assets, property and equipment and identifiable intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment charge for the periods ended June 30, 2018 and December 31, 2017.

Assets Held For Sale

In connection with a strategy to reduce debt, the Company decided to sell machinery and equipment held at its Shreveport, Louisiana facility that will not be used during production. The carrying value of the machinery and equipment held for sale is stated at its lower of cost or fair value less cost to sell of $2,807 and $56,107, which is shown as “Assets held for sale” at June 30, 2018 and December 31, 2017, respectively, in the accompanying balance sheets in accordance with FASB ASC Topic 360, Property, Plant, and Equipment. The estimated value is based on negotiations with potential buyers. The amount that the Company will ultimately realize could differ materially from the amount recorded in the financial statements. The Company anticipates disposing of all assets held for sale within one year.

For the six months ended June 30, 2018 and 2017 sales of excess has equipment has totaled $53,300 and $113,708, respectively.

Accounting for Debt/Proceeds Allocation

The Company accounts for the issuance of debt with detachable warrants under FASB ASC Subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). Pursuant to ASC 470-20, the warrants issued in connection with the related party debt (Note 7) are accounted for as equity due to the stock settlement available to the holder. The Company used the Black-Scholes option pricing model as the valuation model to estimate the fair value of the warrants. These warrants were fair valued on the issuance date and recorded at the relative fair value of the warrants and underlying related party promissory notes. The warrants are not subsequently revalued.

Debt Issuance Costs

Deferred financing costs are legal and other costs incurred in connection with obtaining new financing. During 2015, FASB Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”) was issued. ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the accompanying balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 does not change the accounting

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

for amortization of the debt issuance costs. The Company amortizes the debt issuance costs to interest expense over the term of the respective note payable using the effective yield method. Deferred financing costs amortized to interest expense amounted to $31,820 and $512,148 for the six months ended June 30, 2018 and 2017, respectively.

Beneficial Conversion Feature

From time to time, the Company may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options. A beneficial conversion feature (“BCF”) exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the BCF is recorded as a debt discount with a corresponding amount to common stock. The debt discount is amortized to interest expense over the life of the note using the effective interest method. The Company’s convertible notes also contain a down round feature, which requires the BCF to be revalued at the time the down round is triggered. This additional BCF is recorded as a debt discount and amortized to interest over the remaining life of the note.

Down Round Feature

The Company elected the early adoption of ASU 2017-11 Earnings Per Share, Distinguishing Liability from Equity, Derivatives and Hedging: I. Accounting for Certain Financial Instruments with Down Round Features and II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interest with a Scope Exception (“ASU 2017-11”). ASU 2017-11 amends FASB ASC Topic 260, Earnings per Share, (“ASC 260”) to incorporate new guidance relevant to freestanding equity classified financial instruments with down round features and conversion options in convertible debt. This applies only to entities that are required to or voluntarily present earnings per share (EPS). Each time a down round feature is triggered in a freestanding equity classified financial instrument, the effect is accounted for by an entity that presents EPS as a dividend through a reduction to retained earnings and an increase to the instrument’s carrying amount. This amount also reduces income available to common shareholders in basic EPS. The carrying amount of the equity classified instrument is not subject to further adjustment unless the down round feature is triggered again.

The amount recognized as a dividend is the difference between the following two amounts determined in accordance with FASB ASC Topic 820, Fair Value Measurement, immediately after the down round feature is triggered: (1) the fair value of the financial instrument (ignoring the down round feature) with the strike price that was in effect before the strike price reduction; and (2) the fair value of the financial instrument (ignoring the down round feature) with the reduced strike price resulting from the down round being triggered.

Warrants

The Company accounts for warrants with anti-dilution (“down round”) provisions under the guidance of FASB ASC Topic 815, Derivatives and Hedging, (“ASC 815”) which as a result of amendments made by ASU 2017-11 require freestanding equity linked financial instruments to no longer be accounted for as a derivative liability at fair value as a result of the down round feature.

The Company used the Monte Carlo method to calculate fair value and accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815.

Revenue Recognition

The Company recognizes revenue from products sold when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collection is reasonably assured. Deposits collected in advance of the period in which the product is delivered are recorded as a liability under refundable and nonrefundable deposits. Nonrefundable deposits are not considered revenue because the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2019 as further discussed in Note 5.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Costs

Advertising costs are expensed as incurred. Such costs, which amounted to $557,736 and $884,156 for the six months ended June 30, 2018 and 2017, respectively, are included in sales and marketing expenses in the accompanying statements of operations.

Research and Development Costs

In accordance with FASB ASC Topic 730, Research and Development, (“ASC 730”) research and development costs are expensed as incurred. Research and development expenses consist of purchased technology, purchased research and development rights and outside services for research and development activities associated with product development. In accordance with ASC 730, the cost to purchase such technology and research and development rights are required to be charged to expense if there is currently no alternative future use for this technology and, therefore, no separate economic value. Research and development costs amounted to $632,401 and $1,183,676 for the six months ended June 30, 2018 and 2017, respectively.

Loss per Common Share

The Company computes loss per common share, in accordance with FASB ASC Topic 260, Earnings Per Share, (“ASC 260”) which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. These potentially dilutive securities were not included in the calculation of loss per common share for the six months ended June 30, 2018 and 2017 because their effect would be anti-dilutive.

The outstanding securities consist of the following:

	Six Months Ended June 30,
	2018	2017
Outstanding convertible notes	597,448	288,625
Outstanding options	648,380	389,000
Outstanding warrants	2,217,782	2,084,691
Series C convertible preferred stock	435,036	435,036
Series D convertible preferred stock	96,380	96,380
Total potentially dilutive securities	3,995,026	3,293,732

Income Taxes

The Company is taxed as a C corporation in the United States of America. The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established as necessary.

The Company follows the requirements of ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

to be taken in a tax return. In making this assessment, the Company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. Management believes that the Company has taken no uncertain tax positions as of June 30, 2018 and December 31, 2017 and therefore no accruals have been made in the financial statements related to uncertain tax positions.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including restricted stock or stock options, issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Stock options issued to non-employees are accounted for at their calculated fair value of the award.

The Company has, from time to time, modified the terms of stock options granted to employees. The Company accounts for the incremental increase in the fair value over the original award on the date of the modification as an expense for vested awards, or over the remaining service (vesting) period for unvested awards. The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The amendments in this ASU revise the accounting related to lessee accounting. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. The amendments in this ASU are effective for us beginning on January 1, 2019 and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires the Statement of Cash Flows to explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, restricted cash or cash equivalents should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts on the Statement of Cash Flows. ASU 2016-18 will be effective for the Company on January 1, 2018 and is not expected to have a significant impact on the Company’s financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share, Distinguishing Liability from Equity, Derivatives and Hedging: I. Accounting for Certain Financial Instruments with Down Round Features and II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interest with a Scope Exception. (“ASU 2017-11”) Part I applies to entities that issued financial instruments such as warrants, convertible debt or convertible preferred stock that contain down round features. As a result of ASU 2017-11 freestanding equity-linked financial instruments, such as warrants and conversion options in convertible debt or preferred stock, should no longer be accounted for as a derivative liability at fair values as a result of the existence of a down round feature.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company elected the early adoption of ASU 2017-11 as of January 1, 2017. ASU 2017-11 permits the amendments to be applied retrospectively to outstanding financial instruments with a down round feature by means of a cumulative-effect adjustment to the statement of financial position as of the beginning of the fiscal year of adoption. As of January 1, 2017 the increase to additional paid-in capital from the cumulative-effect adjustment from adopting ASU 2017-11 is $838,833.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017
Facility under capital sublease	$4,511,473	$6,295,142
Machinery and equipment	11,897,632	11,897,632
Vehicles	49,532	49,532
Computer equipment and software	57,710	57,710
Total property and equipment	16,516,346	18,300,016
Less: accumulated depreciation	(1,179,853)	(1,091,342)
Machinery and equipment, net	$11,969,031	$11,975,409
Facility under capital sublease, net	$3,367,462	$5,233,265

Depreciation and amortization of property and equipment held for use amounted to $88,511 $130,979 for the six months ended June 30, 2018 and 2017, respectively. There was no depreciation and amortization expense related to manufacturing machinery and equipment held for future production at the Company’s Shreveport, Louisiana facility. For the periods ended June 30, 2018 and December 31, 2017, the Shreveport manufacturing machinery and equipment held for future production totaled $11,897,632. Included in the June 30, 2018 and December 31, 2017 balance of machinery and equipment is $871,682 in assets management has identified will not be used in production. This amount is not classified as assets held for sale because management does not believe the sale of assets is probable within one year. The Company plans to start production in the fourth quarter of 2019 at which time the manufacturing machinery and equipment will be placed in service.

At June 30, 2018 and 2017, the Company conducted a review of the machinery and equipment held for sale. Based on the review, the Company had no impairment charge for the six months ended June 30, 2018 and 2017. The assets to be disposed of include conveyance systems, robotics and controllers, and general manufacturing equipment held in the Shreveport Louisiana facility. The Company reviewed the estimated undiscounted future cash flows expected to be received at the disposition of the assets to determine the potential for an asset impairment.

NOTE 5 – CUSTOMER DEPOSITS

The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot. As of June 30, 2018 and December 31, 2017, the Company received refundable deposits of $1,182,550 and $1,198,750, respectively, which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheets. As of June 30, 2018 and December 31, 2017, the Company received nonrefundable deposits of $26,903,300 and $26,859,412, respectively. The nonrefundable deposits are included in long term liabilities in the accompanying balance sheets since the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2019, and is under no obligation to return the deposit to the customer. As further discussed in Note 15 Commitments and Contingencies: Sales Discounts, the Company provides a sales discount for nonrefundable deposit customers up to 50% of the nonrefundable deposit, up to $500 per deposit. As of June 30, 2018 and December 31, 2017, future committed sales discounts offered amounted to approximately $16,637,455 and $15,626,030, respectively.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following table presents the Company’s fair value hierarchy for applicable assets measured at fair value as of June 30, 2018.

	Level 1	Level 2	Level 3	Total
Assets held for sale	$—	$—	$2,807	$2,807
Machinery and equipment	$—	$—	$871,682	$871,682

The following table presents the Company’s fair value hierarchy for applicable assets measured at fair value as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Assets held for sale	$—	$—	$56,107	$56,107
Machinery and equipment	$—	$—	$871,682	$871,682

The Company’s recurring Level 3 instruments assets held for sale, and machinery and equipment. Assets held for sale, and machinery and equipment identified to be sold, are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

NOTE 7 – NOTES PAYABLE DUE TO RELATED PARTY

CH Capital Lending, LLC

On February 28, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with GemCap Lending I, LLC, (“GemCap”), for $9,850,000. The note was secured by a first priority lien on certain machinery and equipment with an original value of $11,659,705 and was personally guaranteed by a stockholder. The note incurred interest at 15% per annum, payable monthly. All outstanding principal and interest was due upon maturity on February 28, 2014.

On February 27, 2014, the Company entered into the second amendment to the promissory note, which extended the maturity date to May 31, 2014 and reduced the interest rate to 12% per annum. On May 31, 2014, the Company entered into the third amendment to the promissory note, which extended the maturity date to July 31, 2014.

On August 1, 2014, CH Capital Lending, LLC, (“CH Capital”) owned by a director and stockholder, purchased the $9,850,000 promissory note from GemCap. On August 1, 2014, the Company and CH Capital entered into the fourth amendment to the promissory note, which extended the maturity date to July 31, 2015 and reduced the interest rate to 10% per annum.

On July 31, 2015, the Company entered into a forbearance agreement with CH Capital, which deferred the enforcement of the collection of the promissory note until July 31, 2016. On November 10, 2016, the Company

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – NOTES PAYABLE DUE TO RELATED PARTY  (continued)

entered into a loan extension agreement, which extended and amended the maturity date to July 29, 2017, with monthly payments of $50,000 commencing January 1, 2017. In addition to the monthly payments, the Company agreed that within five business days of the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities, the Company shall remit a payment equal to the lessor of $2,000,000 or five percent of the net proceeds from the offerings.

On April 27, 2017 the Company entered into a second loan extension agreement with CH Capital, which extended and amended the maturity date to July 31, 2018. The agreement also allows for one option to further extend the maturity date until September 28, 2018 upon written notice and a payment of $125,000 to CH Capital on or before July 31, 2018. The loan extension also waived the $50,000 monthly payments that were due under the November 10, 2016 agreement, and replaced the payment of $2,000,000 or five percent of the net proceeds from an offering of at least $25,000,000, with a payment of $1,250,000 upon the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities.

The agreement further required a payment of $1,250,000, on or before July 31, 2017. This amount may include the payments made upon the receipt of net proceeds from an offering of at least $25,000,000. If the Company failed to make the July 31, 2017 payment of $1,250,000, the Company agreed to pay $350,000 on or before August 1, 2017 and $50,000 per month thereafter.

On August 11, 2017 the Company entered into the first amendment to the second loan extension agreement, in which CH Capital extended the due date of the $350,000 payment from August 1, 2017 to November 1, 2017, and $50,000 per month thereafter.

On April 30, 2018 the Company entered into the second amendment to the second loan extension agreement with CH Capital, which extended the due date of the $650,000 due under the first amendment of the second loan extension until July 31, 2018. As of June 30, 2018, as a condition of the foregoing extension, the Company has paid $212,500 to CH Capital, which shall be applied to and reduce the $650,000 owed by the Company to $437,500. The agreement further obligated to Company to pay CH Capital $50,000 per month, no later than the first day of each month.

On November 7, 2018 the Company entered into the third amendment to the second loan extension agreement with CH Capital, which extended the due date of the $437,500 due under the second amendment of the second loan extension until December 14, 2018. As a condition of the foregoing extension, in lieu of the remaining payments due under the second amendment of the second loan extension, the Company shall pay $2,500,000 on December 14, 2018. The agreement further obligated to Company to pay CH Capital $50,000 per month, no later than the first day of each month, beginning January 1, 2019.

Interest expense incurred on this note for the six months ended June 30, 2018 and 2017 amounted to $202,985 and $222,197, respectively.

As of June 30, 2018 and December 31, 2017, the Company has applied cumulative payments of $5,787,293 and $5,739,243 in principal payments from the sale of machinery and equipment held for sale in the Shreveport Louisiana facility. The senior promissory note of $3,850,207 and $4,110,757 is reflected as notes due to related party in the accompanying balance sheets at June 30, 2018 and December 31, 2017, respectively.

Stuart Lichter

On June 19, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $600,000. The promissory note is secured by any and all accounts, receivables, and/or deposits and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity. The note matured on December 31, 2014, but was amended and the maturity date was extended to January 31, 2019.

The outstanding principal and interest amounted to $600,000 and $246,944, respectively, at June 30, 2018 and $600,000 and $216,778, respectively, at December 31, 2017. Interest expense incurred on the note for the six months ended June 30, 2018 and December 31, 2017 amounted to $30,167, and $30,167, respectively.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – NOTES PAYABLE DUE TO RELATED PARTY  (continued)

On March 6, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $1,000,500. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at January 31, 2019. The outstanding principal and interest amounted to $1,000,500 and $362,997, respectively, at June 30, 2018 and $1,000,500 and $312,694, respectively, at December 31, 2017. Interest expense incurred on the note for the six months ended June 30, 2018 and 2017 amounted to $50,303 and $50,303, respectively.

On May 30, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $300,000. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal is payable upon maturity at January 31, 2019. The outstanding principal and interest amounted to $300,000 and $115,222, respectively, at June 30, 2018 and $300,000 and $100,139, respectively, at December 31, 2017. Interest expense incurred on the note for the six months ended June 30, 2018 and 2017 amounted to $15,083 and $15,083, respectively.

The $1,000,500 and $300,000 promissory notes described above were issued with detachable warrants. See Note 11 for additional information regarding the warrants.

The following summarizes related party notes payable outstanding as of June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017
Secured promissory note, dated February 28, 2013, bearing interest at 10% annually, payable on July 31, 2018	$3,850,207	$4,110,757
Unsecured promissory note, dated March 6, 2014, bearing interest at 10% annually, payable on January 31, 2019	1,000,500	1,000,500
Unsecured promissory note, dated May 30, 2014, bearing interest at 10%, payable on January 31, 2019	300,000	300,000
Secured promissory note, dated June 4, 2014 , bearing interest at 10%, payable on January 31, 2019	600,000	600,000
Total related party notes payable	$5,750,707	$6,011,257
Less: current portion of related party notes payable	(5,750,707)	(4,110,757)
Long-term portion notes payable due to related party	$—	$1,900,500

NOTE 8 – NOTES PAYABLE

Racer Trust

On March 3, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with the Revitalizing Auto Communities Environmental Response Trust (“Racer”) for $23,000,000. The promissory note is secured by a subordinated lien on the manufacturing machinery and equipment held in Shreveport, Louisiana. The note is non-interest bearing. Among the terms of the Company’s purchase agreement with Racer was an agreement to use and develop the property so as to create at least 1,500 new jobs. See Note 15 for addition information on the Creation of New Jobs. As part of the subordination agreement Racer requires all proceeds from the sale of manufacturing machinery and equipment held in Shreveport, Louisiana to be first applied to the outstanding principal balance on the CH Capital Lending, LLC note.

In accordance with FASB ASC Subtopic 835-30, Imputation of Interest, a discount of $7,095,524 was recorded to reflect an imputed interest rate of 12% per annum which was based on the Company’s credit, collateral, terms of repayment and similar prevailing market rates at the time the loan agreement was executed. The outstanding balance, unamortized debt discount, and deferred loan costs amounted to $21,126,147, $0, and $0 respectively, at June 30, 2018 and December 31, 2017.

On November 1, 2013, the Company missed a required monthly minimum payment triggering default interest of 18% per annum in accordance with the promissory note agreement. The default was cured in December 2013;

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 – NOTES PAYABLE (continued)

however, default interest remained in effect throughout 2014. On January 1, 2015, the Company missed a required monthly minimum payment triggering interest of 18% per annum in accordance with the promissory note agreement. The outstanding principal balance continued to bear default interest of 18% until payments resumed on January 1, 2016.

On March 17, 2015, the Company entered into the second amendment to the subordinated promissory note with Racer. The second amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016. The second amendment also extended the maturity date from September 1, 2016 to July 1, 2017. The outstanding principal balance shall continue to bear default interest of 18% per annum until the payments are resumed on January 1, 2016. The Company was late on the September and October 2016 payments, which triggered default interest to be charged on the loan at 18% per annum.

On May 31, 2017, the Company entered into the third amendment to the subordinated promissory note with Racer. The third amendment extended the maturity date of the note until July 31, 2018. On May 31, 2017, the Company also entered into the first forbearance agreement of the third amendment. The forbearance agreement, Racer extended payments until July 31, 2017, with monthly payments of $173,455 commencing August 1, 2017. Default interest of 18% per annum will continue to accrue as of October 1, 2016. If the Company received net proceeds of at least $25 million in the aggregate from one or more offerings of equity or debt on or before July 31, 2017, the Company shall pay to Racer, the sum of the unpaid monthly amounts due to Racer from October 2016 to July 2017, a total of $1,752,346.

On July 1, 2017, the second forbearance agreement of the third amendment was signed with Racer that extended the payment until September 30, 2017, with monthly payments commencing October 1, 2017, and a payment of $2,099,256 due September 30, 2017. Default interest of 18% per annum will continue accruing as of October 1, 2016. In consideration for the July 1, 2017 agreement, the Company assigned as additional collateral all trademarks and trade names including, but not limited to, “Elio Design” and “Elio Motors”.

On September 30, 2017, the Company amended the forbearance agreement with Racer extending the payments until January 1, 2018, provided that the Company pay to Racer a $10,000 monthly administrative fee for October 2017, November 2017, and December 2017. Default interest of 18% per annum will continue accruing as of October 1, 2017.

On January 1, 2018, the Company entered into an additional amendment to the forbearance agreement with Racer. Under the terms of the amendment the Company shall pay Racer on or before July 10, 2018, a total of $3,934,256, which is the sum of the unpaid monthly amounts and late fees due to Racer, with the remaining outstanding principal and accrued interest due July 31, 2018. On August 1, 2018, the Company entered into an additional amendment to the promissory note, which deferred payment of the note for a period of an additional five months, such that the entire balance of principal and interest shall be due in full on December 31, 2018.

Accrued default interest under the subordinated promissory note amounted to $15,137,029 and $12,005,432 at June 30, 2018 and December 31, 2017, respectively. Default interest expense incurred amounted to approximately $3,131,597, and $2,580,824 for the six months ended June 30, 2018 and 2017, respectively.

The following summarizes notes payable outstanding as of June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017
Secured promissory note, dated March 3, 2013, non-interest bearing, default interest at 18% annually, payable on July 10, 2018	$21,126,147	$21,126,147
Current portion notes payable due to related party, net of unamortized debt discount and deferred loan costs	$21,126,147	$21,126,147

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 – CONVERTIBLE NOTES PAYABLE

Convertible Subordinated Secured Notes Payable

On March 2, 2015, the Company offered up to $30,000,000 of 5% Convertible Subordinated Secured Notes (the “Convertible Subordinated Notes”), due September 30, 2022, unless earlier converted to common shares by the holder pursuant to their terms, in a private placement to accredited investors. The first $5,000,000 (Tier 1) in Convertible Subordinated Notes have a conversion price of $5.98, the next $10,000,000 (Tier 2) in Convertible Subordinated Notes have a $9.65 conversion price, and the last $15,000,000 (Tier 3) in Convertible Subordinated Notes have a $12.98 conversion price. The Convertible Subordinated Notes contain a repricing provision, such that if the Company issues shares of its common stock at a price per share lower than the conversion price, then the conversion price shall be reduced to an amount equal to such consideration. The Company closed offering the Convertible Subordinated Notes in December 2015. The Convertible Subordinated Notes are senior secured obligations of the Company, subordinate only to a first lien obligation to CH Capital Lending, LLC and a second lien obligation to Racer.

As the close of the offering the Company issued $5,000,560 of Tier 1 Convertible Subordinated Notes and $341,000 of Tier 2 Convertible Subordinated Notes. Net proceeds from the Convertible Subordinated Notes was $4,628,151 for Tier 1 and $286,250 for Tier 2, net of transaction fees. The Convertible Subordinated Notes balance is $1,642,981 and $1,657,981 as of June 30, 2018 and December 31, 2017, respectively. The issuance costs and the related beneficial conversion feature is $1,252,570 and $1,411,034 as of June 30, 2018 and December 31, 2017, respectively. Accrued interest as of June 30, 2018 and December 31, 2017, amounted to $241,192 and $201,927, respectively.

A beneficial conversion feature discount of $5,000,560 and $112,841 was recorded for the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively. The unamortized balance of the beneficial conversion feature discount amounted to $951,247 and $52,236 for Tier 1 and Tier 2, respectively, as of June 30, 2018. The unamortized balance of the beneficial conversion feature discount amounted to $1,073,504 and $56,624 for Tier 1 and Tier 2, respectively, as of December 31, 2017. The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Subordinated Notes using the effective interest method with an imputed interest rate of 11.6% on the Tier 2 Convertible Subordinated Notes.

Tier 1 issuance costs attributable to the debt component were recorded as a deferred loan cost asset, as the beneficial conversion feature and the issuance costs are in excess of the Tier 1 Convertible Subordinated Notes, and are being amortized as interest expense over the term of the Convertible Subordinated Notes. Tier 2 issuance costs attributable to the debt component were recorded as a direct deduction to the related debt liability and are being amortized as interest expense over the term of the Convertible Subordinated Notes.

As of June 30, 2018, the Company has converted $3,428,579 of principal and $268,145 of accrued interest from its Tier 1 Convertible Subordinated Notes into 621,598 shares of the Company’s common stock. As of June 30, 2018, the Company converted $270,000 of principal and $14,831 of accrued interest from its Tier 2 Convertible Subordinated Notes into 30,548 shares of the Company’s common stock. The Company has $1,571,981 and $71,000 outstanding of the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively as of June 30, 2018. There have been no conversion subsequent to June 30, 2018.

As of December 31, 2017, the Company has converted $3,413,579 of principal and $265,755 of accrued interest from its Tier 1 Convertible Subordinated Notes into 615,275 shares of the Company’s common stock. As of December 31, 2017 the Company converted $270,000 of principal and $14,831 of accrued interest from its Tier 2 Convertible Subordinated Notes into 30,548 shares of the Company’s common stock. The Company has $1,586,981 and $71,000 outstanding of the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively as of December 31, 2017.

On April 24, 2018, the Company entered into a Securities Purchase Agreement, pursuant to which the Company issued shares of Elio common stock at $2.75 per share in a private placement. The private placement triggered the

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 – CONVERTIBLE NOTES PAYABLE (continued)

repricing provision on the outstanding Tier 1 and Tier 2 Convertible Subordinated Notes, reducing the conversion price from $5.98 per share of common stock to $2.75 per share of common stock. The repricing provision of the Tier 1 and Tier 2 Convertible Subordinated Notes will increase the number of potential shares outstanding from 262,873 to 571,630 and 11,873 to 25,818, respectively.

On March 31, 2017, the Company issued shares common stock to a director and stockholder of the Company for $5.98 per share of common stock. The private placement triggered the repricing provision on the Tier 2 Convertible Subordinated Notes, reducing the conversion from $9.65 per share of common stock to $5.98 per share of common stock. At the time the repricing provision was triggered, the Company valued the beneficial conversion feature at $25,455. This amount will be amortized over the remaining term of the Tier 2 convertible notes. The repricing provision of the Tier 2 Convertible Subordinated Notes increased the number of potential shares outstanding from 7,358 to 11,873.

Convertible Unsecured Notes Payable - 2017

Beginning in August 2017 through December 31, 2017, the Company received advances evidenced by Convertible Unsecured Note (“Convertible Unsecured Notes”) to directors and stockholders of the company. The Convertible Unsecured Notes can be converted into common stock at a conversion price equal to the lessor of (i) seventy-five percent (75%) of the per share price at which common stock is offered by the Company to the public pursuant to the registration statement filed with the Securities and Exchange Commission on August 3, 2017 or (ii) the average trading price for the common stock during the ten (10) trading day period ending one trading day prior to the date of conversion. The Convertible Unsecured Notes can be voluntarily converted at any time commencing six months after the original issue date and have a two year maturity date. The Convertible Unsecured Notes incur interest, payable upon maturity at 5% per annum on the principal amount.

As of December 31, 2017, the Convertible Unsecured Notes issued total $887,000. Accrued interest as of December 31, 2017 amounted to $10,438. The Company received additional advances totaling $788,000 subsequent to December 31, 2017.

Concurrent with the Board’s approval of the April 24, 2018 private placement of common stock, as discussed in Note 13, the Board also approved an amendment to all outstanding Unsecured Convertible Notes. The Board approved a resolution which permitted the outstanding notes to be converted at $2.75, the same price at which common stock was sold in the private placement. On April 25, 2018, all outstanding note holders converted $1,675,000 of principal and $32,563 of accrued interest into 620,932 shares of common stock. As of the date of this filing there were no Convertible Unsecured Notes outstanding.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 – CONVERTIBLE NOTES PAYABLE (continued)

The following summarizes convertible notes payable outstanding as of June 30, 2018 and December 31, 2017:

	December 31, 2017	December 31, 2017
Convertible subordinated secured promissory note, issued 2015, bearing interest at 5% annually, payable on September 30, 2022, convertible into common stock at a conversion price of $5.98 per share of common stock	$1,642,981	$1,657,981
Convertible unsecured notes payable, issued 2017, bearing interest at 5% annually, payable two years from issuance date, convertible into common stock at a conversion price equal to the lesser of (i) seventy-five percent (75%) of the per share price at which common stock is offered by the Company to the public pursuant to the registration statement filed with the Securities and Exchange Commission on August 3, 2017 or (ii) the average trading price for the common stock during the ten (10) trading day period ending one trading day prior to the date of conversion	—	887,000
Convertible notes payable before unamortized debt discount and deferred loan costs	1,642,921	2,544,981
Less: unamortized debt discount	(1,003,484)	(1,130,128)
Less: deferred loan costs	(249,086)	(280,906)
Long-term portion convertible notes payable, net of discounts and deferred loan costs	$390,411	$1,133,947

NOTE 10 – CAPITAL SUBLEASE OBLIGATION

On December 27, 2013, the Company entered into a noncancelable long term capital sublease agreement with a related party for its manufacturing facility in Shreveport, Louisiana with an aggregate cost of $7,500,000, which is based on the recent selling price of the property. The imputed interest under the capital sublease amounted to 26.4%. Initial sublease payments are waived until the earlier of the start of production or August 1, 2015, after which sublease payments of $249,344 are payable monthly. The capital sublease payments increase by 3% on each 10 year anniversary of the sublease commencement date. The sublease expires on December 27, 2038 and includes two 25 year options to extend.

The Company recognized $1,368,958 and $1,288,243 in interest expense under this sublease agreement for the six months ended June 30, 2018 and December 31, 2017, respectively, which is included in current and long term interest payable on the accompanying balance sheets at June 30, 2018 and December 31, 2017.

On July 31, 2015, the Company entered into an amendment to the capital sublease agreement. The amendment abated the monthly sublease payments of $249,344 from August 1, 2015 through January 1, 2016. Monthly payments for the period February 1, 2016 through July 31, 2016 were deferred and payable in full on August 1, 2016 under the amendment. As a result of the sublease amendment, the Company recorded an adjustment to reduce the capital sublease obligation and the respective facility under capital sublease by $1,477,323, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

On November 17, 2016, the Company entered into a second amendment to the capital sublease agreement. The amendment converted accrued sublease payments of $2,742,781 and accrued and common area maintenance charges, property taxes, insurance (“lease charges”), late fees and interest of $4,812,806 into 435,036 shares of the Company’s Series C Convertible Preferred Stock valued at $7,330,987 and a warrant to purchase 25,000 shares of the Company’s common stock. The Series C Convertible Preferred Stock convert into an equal number of shares of the Company’s common stock. The conversion prepaid the December 1, 2016 sublease payment and lease charges. The aggregate fair value attributed to these detachable warrants was $224,600 at the grant date. See Note 11 for additional information regarding the warrants.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 10 – CAPITAL SUBLEASE OBLIGATION (continued)

The November 17, 2016 amendment will also prepay projected sublease payments of $2,992,125 and prepay projected lease charges of $598,324 and convert them into 96,380 shares of the Company’s Series D Convertible Preferred Stock valued at $3,590,449, which convert into an equal number of shares of the Company’s common stock. This conversion was effective on January 1, 2017 and prepaid the sublease payments and lease charges through December 31, 2017. As a result of the second sublease amendment, the Company recorded an adjustment to increase the capital sublease obligation and the respective facility under capital sublease by $272,465, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

On December 28, 2017, the Company entered into the third amendment with Shreveport Business Park, LLC. Under the third amendment of the leased space shall be reduced by 152,557 square feet effective January 1, 2018. As a result of the reduction in square feet, the base rent shall be $211,205. As a result of the third sublease amendment, effective January 1, 2018, the Company recorded an adjustment to decrease the capital sublease obligation and respective facility under capital sublease by $1,200,724, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Subleases.

On April 30, 2018, the Company entered into the fourth amendment with Shreveport Business Park, LLC. The terms of the new agreement deferred the monthly lease and lease related charges beginning January 1, 2018 through July 31, 2018. On May 3, 2018, as a condition of the foregoing amendment, the Company paid $387,811 to Shreveport Business Park and agreed to an additional payment of $1,848,100 on or before July 31, 2018. The agreement stipulates that monthly payments shall begin on August 1, 2018.

On November 7, 2018, the Company entered into the fifth amendment with Shreveport Business Park, LLC. The terms of the new agreement deferred the monthly lease and lease related charges beginning January 1, 2018 through December 31, 2018. As a condition of the foregoing amendment, the Company has agreed to pay $2,530,656 on or before December 14, 2018. The agreement stipulates that monthly payments shall begin on January 1, 2019.

For the six months ended June 30, 2018 and 2017, the Company incurred common area maintenance charges, property tax, and insurance expense of $339,434 and $299,162, respectively. Facility under capital sublease as of June 30, 2018 and December 31, 2017, is $4,511,473 and $6,295,142. Accumulated depreciation as of June 30, 2018 and December 31, 2017, is $1,144,010 and $1,061,876, respectively. During the six months ended June 30, 2018 and 2017, the Company recorded depreciation expense of $82,133 and $124,601, respectively.

Future minimum sublease payments under the noncancelable capital sublease are as follows:

Years ending December 31,
2018	$2,569,923
2019	2,534,454
2020	2,534,454
2021	2,534,454
2022	2,534,454
Thereafter	42,237,690
Total minimum sublease payments	54,945,429
Less: amount representing interest	(50,433,956)
Capital sublease obligation	$4,511,473

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 11 – WARRANTS AND WARRANTS LIABILITY

The Company follows FASB ASC Subtopic 815-40, Contract in An Entity’s Own Equity, as it relates to outstanding warrants.

In connection with the Shreveport Business Park, LLC second capital sublease amendment, which occurred on November 17, 2016, the Company issued a warrants to purchase 25,000 shares of common stock at an exercise price of $20.00 per share. These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement at November 17, 2021. The aggregate fair value attributed to these warrants was $224,600 at the grant date. These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	85.00%
Risk free interest rate	1.72%
Expected life	5 years

As of June 30, 2018 and December 31, 2017, none of the warrants had been exercised.

In May 2016, as consideration for a personal guaranty in the amount of $5,000,000 given by a director and stockholder of the company to induce a credit card processor to release $4,000,000 of reserved funds, the Company issued warrants to purchase 58,824 shares of common stock at an exercise price of $17.00 per share. These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement in May, 2021. The aggregate fair value attributed to these warrants was $820,360 at the grant date. These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	82.00%
Risk free interest rate	1.00%
Expected life	5 years

As of June 30, 2018 and December 31, 2017, none of the warrants had been exercised.

In connection with the November 2015 Regulation A stock offering of 1,410,048 shares of the Company's common stock at a price of $ 12.00 per share, the Company issued an aggregate of warrants to purchase 21,408 shares of common stock at an exercise price of $12.00 per share to the intermediary technology platform provider. 10,708 of the warrants expire 3 years from the grant date and 10,700 of the warrants expire 7 years from the grant date. These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Due to these down-round provisions, on the grant date the Company accounted for these warrants as liabilities instead of equity. On January 1, 2017 the Company retrospectively applied the guidance of ASU 2017-11 to the outstanding financial instruments and reclassified the derivative liability of $25,540 at January 1, 2017 to additional paid-in capital.

The January 1, 2017 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	80.00% - 83.00%
Risk free interest rate	1.20% - 2.09%
Expected life	2.05 - 6.13 years

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 11 – WARRANTS AND WARRANTS LIABILITY (continued)

As of June 30, 2018, 18,384 warrants were exercised using the cashless conversion option, resulting in the Company issuing an additional 8,012 shares of common stock.

On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company. The common stock was issued at $5.98 per share. The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price from $12.00 per share to $5.98 per share and increased the number of shares issuable under these warrants by 3,044. Due to the early adoption of ASU 2017-11, the Company recognized as a dividend of $17,745, which is the change the fair value immediately after the down round feature was triggered.

On April 24, 2018, the Company issued common stock in a private placement offering. The common stock was issued at $2.75 per share. The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price from $5.98 per share to $2.75 per share and increased the number of shares issuable under these warrants by 7,128. Due to the early adoption of ASU 2017-11, the Company recognized as a dividend of $2,718, which is the change the fair value immediately after the down round feature was triggered.

In connection with the private placement of the Convertible Subordinated Secured Notes, which occurred through December 17, 2015, the Company issued an aggregate of warrants to purchase 83,621 shares of common stock at an exercise price of $7.18 per share, and 3,534 shares of common stock at an exercise price of $11.58 per share. These warrants expire December 2020. These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Due to these down-round provisions, on the grant date the Company accounted for these warrants as liabilities instead of equity. On January 1, 2017 the Company retrospectively applied the guidance of ASU 2017-11 to the outstanding financial instruments and reclassified the derivative liability of $813,293 at January 1, 2017 to additional paid-in capital.

The January 1, 2017 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	81.00%
Risk free interest rate	1.68%
Expected life	3.96 years

As of June 30, 2018 and December 31, 2017, none of the warrants had been exercised.

On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company. The common stock was issued at $5.98 per share. The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price of the Tier 1 and Tier 2 from $7.18 and $11.58, respectively, per share to $5.98 per share, and increased the number of shares issuable under these warrants by 20,089. Due to the early adoption of ASU 2017-11, the Company recognized as a dividend of $127,232, which is the change the fair value immediately after the down round feature was triggered.

On April 24, 2018, the Company issued common stock in a private placement offering. The common stock was issued at $2.75 per share. The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price from $5.98 per share to $2.75 per share and increased the number of shares issuable under these warrants by 125,963. Due to the early adoption of ASU 2017-11, the Company recognized as a dividend of $44,086, which is the change the fair value immediately after the down round feature was triggered.

During 2014, in connection with obtaining subordinated promissory notes for $1,000,500 and $300,000 from a director and stockholder, the Company issued detachable warrants for the purchase of 1,887,554 shares of common stock at an exercise price of $5.56 per share. These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement at June 29, 2025. The aggregate fair value attributed to these detachable warrants was $1,224,188 at the grant date. These warrants are classified as equity in the accompanying balance sheets.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 11 – WARRANTS AND WARRANTS LIABILITY (continued)

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	87.00%
Risk free interest rate	0.40%
Expected life	10.5 years

As of June 30, 2018 and December 31, 2017, none of the warrants had been exercised.

Below is a summary of warrants outstanding at June 30, 2018 and December 31, 2017:

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at December 31, 2016	2,061,557	6.15	8.1
Granted	—	—	—
Exercised	—	—	—
Expired/Forfeited	—	—	—
Valuation adjustment	23,134	5.98	(1.0)
Balance at December 31, 2017	2,084,691	$6.17	7.1
Granted	—	—	—
Exercised	—	—	—
Expired/Forfeited	—	—	—
Valuation adjustment	133,091	5.98	—
Balance at June 30, 2018	2,217,782	$6.26	6.8

NOTE 12 – INCOME TAXES

For the years ended June 30, 2018 and December 31, 2017, no income tax expense was recorded.

As of December 31, 2017, the Company has approximately $82.8 million and $61.3 million of federal and state net operating loss carryovers, respectively. These net operating loss carryovers will begin to expire in 2031 and 2024 for federal and state income tax purposes, respectively. The actual utilization of the federal and state net operating losses may be limited by the provisions of Internal Revenue Code Section 382.

Given the lack of book income in the history of the Company and the uncertainty as to the likelihood of future taxable income, the Company has recorded a full valuation allowance against all its deferred tax assets because it is more likely than not that any of its deferred tax assets would be realized. The Company will evaluate the appropriateness of the valuation allowance on an annual basis and adjust the allowance as considered necessary. The Company is subject to U.S. federal and state income tax examinations for all years from inception. No examinations are currently pending.

NOTE 13 – COMMON STOCK

The Company received engineering and prototype development services from Elio Engineering, Inc. dba ESG Engineering, valued at $25,000,000. In exchange for these services, the Company transferred 25,000,000 shares of common stock to Elio Engineering, Inc. in October 2011.

During December 2013, in connection with an investor’s capital contribution of $7,484,056, net of equity issuance fees of $15,944 the President and CEO transferred 5,000,000 shares of common stock from his personal holdings to the investor. The President and CEO did not receive any compensation for this transfer of shares. The Company’s total shares issued and outstanding did not change as a result of this transfer during 2013.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 13 – COMMON STOCK (continued)

The Company filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015. The Company offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share. The offering was authorized to continue until the earlier of March 31, 2016 (which could have been extended at the Company’s option) or the date when all shares have been sold.

The Company reserved the right to accept subscriptions for up to an additional 418,000 shares, for an additional $5,016,000 in gross proceeds. As of December 31, 2015 the Company sold 1,242,822 shares of common stock for $14,125,449, net of offering costs of $788,415 of which $73,663 is related to the issuance of warrant liabilities as further discussed in Note 11 above.

On February 16, 2016, the Company closed the Regulation A offering, after issuing an additional 167,226 shares of common stock for $1,694,544, net of offering costs of $312,168 of which $133,512 is related to the issuance of warrant liabilities as further discussed in Note 11 above and is included in the issuance of stock warrants on the Statement of Stockholders Equity.

In June 2016, the Company issued an additional 63,000 shares of common stock in connection with a private placement for proceeds of $1,069,160.

During the year ended December 31, 2016 the Company issued 8,012 shares of common stock in connection with the exercise of warrants issued in connection with the Regulation A offering as further discussed in Note 11 above. There were no additional shares issued in connection with the exercise of warrants during the year ended December 31, 2017.

During the year ended December 31, 2017, the Company has issued 213,211 shares of common stock in private placement offerings to a director and stockholder of the Company for $1,275,000. The common stock was issued at $5.98 per share.

During the year ended December 31, 2017, the Company has issued 9,866 shares of common stock for services provided by an independent consultant. The common stock was issued at an average price of $6.12 per share based on the closing market price on the date of grant.

On April 24, 2018, the Company and Overstock.com entered into a Securities Purchase Agreement, pursuant to which Overstock agreed to purchase 909,091 shares of Elio common stock at $2.75 per share in a private placement.

During the six months ended June 30, 2018, the Company has issued 42,882 shares of common stock for services provided by an independent consultant. The common stock was issued at an average price of $4.20 per share based on the closing market price on the date of grant.

During the six month period ended June 30, 2018, the Company has issued 627,255 shares of common stock in connection with the conversion of $1,690,000 of principal and $34,953 of accrued interest on the convertible subordinated secured notes and the convertible unsecured notes. During the year ended December 31, 2017, the Company has issued 1,547,161 shares of common stock in connection with the conversion of $8,896,019, of principal and $374,148 of accrued interest on the convertible subordinated secured notes and the convertible unsecured notes. As of December 31, 2016, the Company has issued 210,571 shares of common stock in connection with the conversion of $1,271,560, of principal and $71,658 of accrued interest on the convertible subordinated secured notes and the convertible unsecured notes as further discussed in Note 9 above.

Stock Options

At the May 23, 2016 annual shareholder meeting, shareholders approved the adoption of the 2016 Incentive and Nonstatutory Stock Option Plan, which was adopted, subject to shareholder approval, by the board of directors on April 25, 2016. The plan permits the granting of options to purchase up to 2,000,000 shares of common stock. During October 2016, the Company awarded 510,380 options to certain Company personnel, and directors. Stock options

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 13 – COMMON STOCK (continued)

granted vest equally over a three year period. Director options are exercisable once the vesting date has occurred, and Company personnel options are exercisable once production begins. All options expire seven years from the award date and have an exercise price of $19.68 share. As of December 31, 2016, 121,380 options were forfeited.

On March 26, 2018, the Compensation Committee approved a resolution adjusting the exercise price of the 389,000 outstanding stock options issued in October 2016. Under the Compensation Committee resolution, the exercise price was adjusted from $19.68 to the greater of (a) $3.00 per share and (b) the closing OTC QB quotation on the date the resolution was approved. The OTC QB closing price on March 26, 2018 was $2.70. Thus, the exercise price for the 389,000 outstanding options was adjusted to $3.00. The modification resulted in an incremental compensation cost of $48,287 that will be recognized over the remaining vesting period.

The fair value for the 2016 options granted was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	70.00%
Risk free interest rate	1.11%
Expected life	4.5 years

The total employee and director stock-based compensation recorded as operating expenses was $645,180 and $702,758 for the six months ended June 30, 2018 and 2017, respectively. At June 30, 2018 and December 31, 2017 there was $1,619,468 and $2,222,479, respectively of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over the next year.

Under the March 26, 2018 resolution, the Compensation Committee also approved the award of 259,380 additional options to certain Company personnel, and directors at an exercise price of $3.00 per share. 42,380 stock options vest immediately, while the remaining stock options granted vest equally over a three year period. Director options are exercisable once the vesting date has occurred, and Company personnel options are exercisable once production begins. All options expire seven years from the award date.

The fair value for the 2018 options granted was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	74.0% - 106.00%
Risk free interest rate	2.31% - 2.42%
Expected life	2.05 - 3.05 years

The total employee and director stock-based compensation recorded as operating expenses was $75,222 for the six months ended June 30, 2018. At June 30, 2018 there was $306,414 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over the next two years.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 13 – COMMON STOCK (continued)

The Company currently uses authorized and unissued shares to satisfy share award exercises.

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2017	389,000	$19.85	2.8
Granted	—	—	—
Exercised	—	—	—
Expired/Forfeited	—	—	—
Balance at December 31, 2017	389,000	$19.85	1.8
Granted	259,380	3.00	2.3
Exercised	—	—	—
Expired/Forfeited	—	—	—
Modified
Balance at June 30, 2018	648,380	$3.00	1.7

Vested at June 30, 2018	172,047
Exercisable at June 30, 2018	20,000

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following at June 30, 2018:

Common stock warrants outstanding - related parties	1,971,378
Common stock warrants outstanding	246,404
Common stock options outstanding under the 2016 Plan	648,380
Authorized for future grant or issuance under the 2016 Plan	1,230,240
Convertible notes payable	609,321
Series C Convertible Preferred Stock	435,036
Series D Convertible Preferred Stock	96,380
5,237,139

NOTE 14 – PREFERRED STOCK

On November 17, 2016, the Company converted accrued sublease payments and accrued and common area maintenance charges, property taxes, insurance (“lease charges”), late fees and interest of into 435,036 shares of the Company’s Series C Convertible Preferred Stock valued and a warrant to purchase 25,000 shares of the Company’s common stock. The Series C Convertible Preferred Stock convert into an equal number of shares of the Company’s common stock. See Note 10 and Note 11 for additional information regarding the conversion of accrued lease payments and lease related charges into the Company’s Series C Convertible Preferred Stock and a warrant to purchase shares of the Company’s stock.

The November 17, 2016 amendment also prepaid projected sublease payments projected lease charges and convert them into 96,380 shares of the Company’s Series D Convertible Preferred Stock, which convert into an equal number of shares of the Company’s common stock. This conversion was effective on January 1, 2017 and prepaid the sublease payments and lease charges through December 31, 2017. See Note 10 for additional information regarding the conversion of accrued lease payments and lease related charges into the Company’s Series C Convertible Preferred.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Sales Commitments

In August 2016, an offer was circulated that until the Company reached 65,000 total reservations, non-refundable reservation holders will receive a locked price of $7,300, exclusive of destination/deliver charges, taxes, title, registration, and options/installation. As a special incentive if non-refundable reservation holders make a binding purchase commitment the locked price is reduced to $7,000. As of June 30, 2018, the Company has received 65,460 total reservations, of which 36,597 have received the locked price of $7,300 and 21,195 have made a binding purchase commitment and have received the locked price of $7,000.

Sales Discounts

The Company provides a sales discount for nonrefundable deposit customers of up to 50% of the nonrefundable deposit, up to $500 per deposit. The deposit will be applied toward the purchase of the vehicle at the time of the customer purchase. No liability has been recorded for the nonrefundable deposit sales discount since revenues have not commenced and the utilization cannot be reasonably estimated at this time. Future committed sales discounts offered amounted to approximately $15,637,455 and $15,626,030 as of June 30, 2018 and December 31, 2017, respectively.

Litigation

On July 10, 2017, the Louisiana Motor Vehicle Commission (the “LMVC”) determined that the Company was in violation of certain state laws by operating as a manufacturer and dealer without a license. The LMVC entered a judgement against the Company for a total amount of $545,000; $272,500 for not having a manufacturer's license and $272,500 for not having an automobile dealer's license. The LMVC ordered the Company to obtain both licenses to manufacture and deal in Louisiana and to place all refundable reservations into a trust account within 60 days of the LMVC’s decision, or face a daily fine of $5,000. While the Company does not believe the judgement obtained by the LMVC was valid and has since filed a petition for judicial review, it has recorded the accrued liability of $545,000 as a general and administrative expense in the accompanying Statement of Operations for the year ended December 31, 2017.

A hearing was held May 15, 2018, and the court found the penalty imposed against the Company by the LMVC to be excessive and reduced the fine to a total amount of $76,500; $38,250 for not having a manufacturer’s license and $38,250 for not having an automobile dealer’s license. The Court ordered the Company provide proof of its establishment of a trust account into which all amounts collected for refundable reservation payments are deposited and proof of the deposits into such account within 60 days, or face an additional daily fine of $1,000. The Court further ordered that the Company is assessed the cost of the legal proceedings, including the LMVC’s Attorney Fees. The Company has appealed the ruling and has reduced the accrued liability from $545,000 to $76,500 during the 2nd quarter of 2018. On July 12, 2018, the Company purchased an appeal bond in the amount of $76,500 in order to satisfy the requirements of the appeal.

Creation of New Jobs

Among the terms of the Company’s purchase agreement with Racer was an agreement to use and develop the property so as to create at least 1,500 new jobs. The Company agreed that if it had not created 1,500 new jobs by February 28, 2016, it would pay Racer $5,000 for each full-time, permanent direct job that fell below the required number. At December 31, 2016, the Company record an accrued liability of $7,500,000, and the expense is included in general and administrative expenses in the Statement of Operations. On May 31, 2017, the Company entered into a third amendment and extended the deadline of this agreement to September 1, 2019. At that time, the Company has reclassified the estimate as an other long-term liability. The Company will continue to monitor the jobs creation agreement, and will reverse the accrual once funding has been achieved and the likelihood of meeting the September 1, 2019 is probable.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 16 – RELATED PARTY TRANSACTIONS

On December 28, 2017, the Company entered into the third amendment with Shreveport Business Park, LLC. Under the third amendment of the leased space shall be reduced by 152,557 square feet effective January 1, 2018. As a result of the reduction in square feet, the base rent shall be $211,205. As a result of the third sublease amendment, effective January 1, 2018, the Company recorded an adjustment to decrease the capital sublease obligation and respective facility under capital sublease by $1,200,724, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Subleases.

During the year ended December 31, 2017, the Company issued 213,211 shares of common stock in private placement offerings to a director and shareholder of the Company at $5.98 per share.

On April 25, 2018, a director and shareholder of the Company converted $1,675,000 of principal and $32,563 of accrued interest into 620,932 shares of common stock at a conversion price of $2,75 per share. As of the date of this filing there were no Convertible Unsecured Notes outstanding. On April 17, 2017, a director and shareholder of the Company has converted $1,955,000 of principal and $174,095 of accrued interest from his Tier 1 Convertible Subordinated Notes into 356,036 shares of the Company’s common stock at a conversion price of $5.98 per share. On April 17, 2017, the Company also converted $6,484,000 of principal and $165,219 of accrued interest from its Convertible Unsecured Notes into 1,111,910 shares of common stock at a conversion price of $5.98 per share. This amount was converted by directors and stockholders of the Company. See Note 9 above for additional disclosures on advances and conversions.

During 2016, several employees advanced the Company $75,155. The amount was outstanding at June 30, 2018 and December 31, 2017. The advances accrue interest at the Federal Funds rate per annum of 2.32% as of June 30, 2018 and will be repaid during 2018.

NOTE 17 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through November 9, 2018, which is the date that the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed in Note 7, Note 8, Note 10, Note 15, and below.

On September 20, 2018, the Company announced that it has formally launched the pre-sale of the ElioCoin Security Token. The company currently intends to raise up to $25 million in the private placement, which is limited to certain institutional and accredited investors pursuant to Regulation D of the Securities Act of 1933.

Item 4.	Exhibits
Exhibit Number	Description	Incorporated by Reference	Filed Herewith
2.1	Certificate of Incorporation	Exhibit 2.1 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
2.2	Amended and Restated Bylaws	Exhibit 2.2 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
3.1	Form of Convertible Subordinated Secured Note due September 30, 2022	Exhibit 3.1 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
3.2	Form of Registration Rights Agreement with holders of Convertible Subordinated Secured Note due September 30, 2022	Exhibit 3.2 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
3.3	Form of Pledge and Security Agreement with collateral agent for holders of Convertible Subordinated Secured Note due September 30, 2022	Exhibit 3.3 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
3.4	Form of StartEngine Common Stock Purchase Warrant	Exhibit 3.4 to Offering Statement on Form 1-A/A filed October 21, 2015 (File No. 024-10473)
3.5	Common Stock Purchase Warrant issued to Shreveport Business Park, LLC dated November 17, 2016	Exhibit 3.5 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
3.6	Registration Rights Agreement with Shreveport Business Park, LLC dated November 17, 2016	Exhibit 3.6 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
3.7	Statement of Designation for Series C Convertible Preferred Stock	Exhibit 3.7 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
3.8	Statement of Designation for Series D Convertible Preferred Stock	Exhibit 3.8 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
6.1	Loan and Security Agreement with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.1 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.2	Loan Agreement Schedule with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.2 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.3	Continuing Guarantee from Stuart Lichter dated February 28, 2013	Exhibit 6.3 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.4(i)	Amendment Number 4 to the Loan and Security Agreement and Loan Agreement Schedule with CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(i) to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.4(ii)	Fourth Amended and Restated Secured Promissory Note (Term Loan) to CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(ii) to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)

Exhibit Number	Description	Incorporated by Reference	Filed Herewith
6.5	Forbearance Agreement with CH Capital Lending, LLC dated July 31, 2015	Exhibit 6.5 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.6	Promissory Note to Revitalizing Auto Communities Environmental Response Trust dated February 28, 2013	Exhibit 6.6 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.7	Security Agreement with Revitalizing Auto Communities Environmental Response Trust dated February 28, 2013	Exhibit 6.7 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.8	First Amendment to Promissory Note with Revitalizing Auto Communities Environmental Response Trust dated March 17, 2015	Exhibit 6.8 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.9	Lease with Shreveport Business Park, LLC dated December 27, 2014	Exhibit 6.9 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.10	First Amendment to Lease with Shreveport Business Park, LLC dated July 31, 2015	Exhibit 6.10 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.11	Promissory Note to Stuart Lichter dated March 6, 2014	Exhibit 6.13 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.12	Promissory Note to Stuart Lichter dated May 30, 2014	Exhibit 6.14 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.13	Secured Promissory Note to Stuart Lichter dated June 19, 2014	Exhibit 6.15 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.14	First Amendment to Secured Promissory Note to Stuart Lichter dated July 20, 2015	Exhibit 6.16 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.15	Option Agreement with Stuart Lichter dated as of December 15, 2014	Exhibit 6.17 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.16	Option Agreement with Stuart Lichter dated as of June 29, 2015	Exhibit 6.18 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.17#	2016 Incentive and Nonstatutory Stock Option Plan	Exhibit 6.17 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.18	Form of Personal Continuing Guaranty from Stuart Lichter	Exhibit 6.18 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.19	Option Agreement with Stuart Lichter dated as of May 10, 2016	Exhibit 6.19 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.20	Amendment to Option Agreements with Stuart Lichter dated effective as of May 2016	Exhibit 6.20 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.21	Independent Contractor Consulting Agreement with Hari Iyer dated June 1, 2016	Exhibit 6.21 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)

Exhibit Number	Description	Incorporated by Reference	Filed Herewith
6.22	Loan Extension Agreement with Stuart Lichter dated September 21, 2016	Exhibit 6.24 to Semiannual Report for period ended June 30, 2016 on Form 1-SA filed September 22, 2016 (File No. 24R-00009)
6.23	Form of Convertible Unsecured Note due September 30, 2022 for advances by directors	Exhibit 6.23 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.24	Loan Extension Agreement with CH Capital Lending, LLC dated November 10, 2016	Exhibit 6.24 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.25	Second Amendment to Lease Agreement with Shreveport Business Park, LLC dated November 17, 2016	Exhibit 6.25 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.26	Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated December 1, 2016	Exhibit 6.26 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.27	Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated March 1, 2017	Exhibit 6.27 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.28	Loan Extension Agreement with Stuart Lichter dated April 19, 2017	Exhibit 6.28 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.29	Second Loan Extension Agreement with CH Capital Lending, LLC dated April 27, 2017	Exhibit 6.29 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.30	Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated May 31, 2017	Exhibit 6.1 to Current Report on Form 1-U filed June 7, 2017 (File No. 24R-00009)
6.31	Third Amendment to Purchase and Sale Agreement with Racer Properties LLC dated May 31, 2017	Exhibit 6.2 to Current Report on Form 1-U filed June 7, 2017 (File No. 24R-00009)
6.32	Form of Indemnification Agreement with officers and directors	Exhibit 6.32 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
6.33	Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated July 1, 2017	Exhibit 6.33 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
6.34	First Amendment to Second Loan Extension Agreement with CH Capital Lending, LLC dated August 11, 2017	Exhibit 6.34 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
6.35	Second Amendment to Second Loan Extension Agreement with CH Capital Lending, LLC dated April 30, 2018	Exhibit 6.35 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)

Exhibit Number	Description	Incorporated by Reference	Filed Herewith
6.36	Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated September 30, 2017	Exhibit 6.36 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
6.37	Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated January 1, 2018	Exhibit 6.37 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
6.38	Third Amendment to Lease Agreement with Shreveport Business Park, LLC dated December 28, 2017	Exhibit 6.38 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
6.39	Fourth Amendment to Lease Agreement with Shreveport Business Park, LLC dated April 30, 2018	Exhibit 6.39 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
6.40	Form of 2017 Convertible Unsecured Note for advances by Stuart Lichter	Exhibit 6.40 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
6.41	Securities Purchase Agreement with Overstock.com, Inc. dated April 24, 2018	Exhibit 6.1 to Current Report on Form 1-U filed April 27, 2018 (File No. 24R-00009)
6.42	Registration Rights Agreement with Overstock.com, Inc. dated April 24, 2018	Exhibit 6.2 to Current Report on Form 1-U filed April 27, 2018 (File No. 24R-00009)
6.43	Amended Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated August 1, 2018		X
6.44	Second Amendment to Promissory Note with Revitalizing Auto Communities Environmental Response Trust dated August 1, 2018		X
6.45	Third Amendment to Second Loan Extension Agreement with CH Capital Lending, LLC dated November 7, 2018		X
6.46	Fifth Amendment to Lease Agreement with Shreveport Business Park, LLC dated November 7, 2018		X
#	Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

ELIO MOTORS, INC.

Date:	November 12, 2018	By:	/s/ Paul Elio
Paul Elio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul Elio	Chief Executive Officer and Director (Principal Executive Officer)	November 12, 2018
Paul Elio

/s/ Connie Grennan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 12, 2018
Connie Grennan